Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before income taxes and equity method investment earnings	$(495.5)	$361.3	$1,022.8	$510.0	$1,054.8
Add (deduct):
Fixed charges	399.1	454.5	336.8	219.7	240.8
Distributed income of equity method investees	91.3	46.1	25.8	27.4	13.3
Capitalized interest	(6.6)	(13.6)	(5.5)	(4.4)	(10.3)
Earnings available for fixed charges (a)	$(11.7)	$848.3	$1,379.9	$752.7	$1,298.6

Fixed charges:
Interest expense	$333.1	$381.7	$279.1	$171.3	$188.8
Capitalized interest	6.6	13.6	5.5	4.4	10.3
One third of rental expense (1)	59.4	59.2	52.2	44.0	41.7
Total fixed charges (b)	$399.1	$454.5	$336.8	$219.7	$240.8

Ratio of earnings to fixed charges (a/b) (2)	—	1.9	4.1	3.4	5.4

(1) Considered to be representative of interest factor in rental expense.
(2) In fiscal 2015, the Company incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $410.8 million.